Computation of Earnings (Loss) Per Common Share

			FOR THE YEAR ENDED DECEMBER 31,			
(THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)		2004		2003		2002
Basic earnings per common share						
Income (loss) from continuing operations	$	66,119	$	(29,768)	$	80,373
Deduct: non-participating stock dividends (4.5% preferred stock)		46		46		46
Deduct: participating preferred stock dividends		2,293		2,001		2,092
Deduct: amount allocated to participating preferred stock		951		-		1,902
Income (loss) available to common stockholders from continuing operations		62,829		(31,815)		76,333
Basic earnings (loss) per common share from continuing operations		1.33		(0.68)		1.65
Income (loss) from discontinued operations		70		(5,161)		(8,498)
Basic earnings (loss) per common share from discontinued operations		-		(0.11)		(0.18)
Deduct: amount allocated to participating preferred stock		3		-		-
Total basic net income (loss) applicable to common stock	$	62,896	$	(36,976)	$	67,835
Basic earnings (loss) per common share	$	1.33	$	(0.79)	$	1.47
Weighted average common shares outstanding		47,371,319		46,820,058		46,245,104
Diluted earnings per common share						
Income (loss) from continuing operations	$	66,119	$	(29,768)	$	80,373
Deduct: non-participating stock dividends (4.5% preferred stock)		46		46		46
Deduct: participating preferred stock dividends		2,293		2,001		2,092
Deduct: amount allocated to participating preferred stock		951		-		1,902
Income (loss) available to common stockholders from continuing operations		62,829		(31,815)		76,333
Diluted earnings (loss) per common share from continuing operations		1.32		(0.68)		1.65
Income (loss) from discontinued operations		70		(5,161)		(8,498)
Diluted earnings (loss) per common share from discontinued operations		-		(0.11)		(0.18)
Deduct: amount allocated to participating preferred stock		3		-		-
Total diluted net income (loss) applicable to common stock	$	62,896	$	(36,976)	$	67,835
Diluted earnings (loss) per common share	$	1.32	$	(0.79)	$	1.47
Weighted average common shares outstanding		47,371,319		46,820,058		46,245,104
Common stock under stock option grants average shares		38,219		-		46,954
Restricted stock (LTICP)		119,348		-		-
Average diluted shares		47,528,886		46,820,058		46,292,058